

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

February 16, 2010

Leonid Pushkantser
1 Bridge Plaza
Second Floor, Suite 275
Fort Lee, NJ 07024

> **Re: BAETA Corp.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed February 12, 2010**
> **File No. 333-154243**

Dear Mr. Pushkantser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outstanding Equity Awards . . ., page 45

1.   We note your revisions in response to prior comment 1. Given your disclosure on pages 46 and 47 that you granted options to your executive officers for services they provided, please clarify why your table here includes those options under the caption relating to "equity incentive plan" and "unearned options."

Unaudited Financial Statements for the Period ended September 30, 2009

2.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page 75

3.   Please reconcile the number of outstanding shares disclosed on page 90 and in
        exhibit 3.1.2.

Exhibit 16.1

4.   We reference Exhibit 16.1 which was filed in response to our prior comment 5.
        Under Item 304(a)(3) of Regulation S-K, the former accountant should furnish the
        registrant with a letter addressed to the Commission. We note that the current
        exhibit is addressed to Mr. Pushkantser of Baeta Corp. Please amend your filing
        to include a letter that meets all of the requirements of Item 304(a)(3) of
        Regulation S-K.

Exhibit 23.1

5.   We note that the consent from your Independent Registered Public Accounting
        Firm is dated December 22, 2010. Please provide a currently dated updated
        consent with an amendment to your registration statement.

                                    * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

Please contact Praveen Kartholy at (202) 551-3778 or Kristin Lochhead, Reviewing Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm